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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Callidus Software, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

13123E500

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No.			Page 2 of 6

1.	Name of Reporting Person: INVESCO Private Capital, Inc.		I.R.S. Identification Nos. of above persons (entities only): 13-3725888

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: State of Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: None

6.	Shared Voting Power:
2,843,229 Shares as follows: (i) as the managing member of the general partner of Chancellor V, L.P., INVESCO Private Capital, Inc. beneficially owns 1,115,115 Common Shares; (ii) as the managing member of the general partner of Chancellor V-A, L.P., INVESCO Private Capital, Inc. beneficially owns 522,585 Common Shares; (iii) as the managing member of the general partner of Citiventure 2000, L.P., INVESCO Private Capital, Inc. beneficially owns 174,290 Common Shares and (iv) as the managing member of the managing partner of EuroMedia Venture Fund, INVESCO Private Capital, Inc. beneficially owns 1,031,239 Common Shares.

		7.	Sole Dispositive Power: None

8.	Shared Dispositive Power:
2,843,229 Shares as follows: (i) as the managing member of the general partner of Chancellor V, L.P., INVESCO Private Capital, Inc. beneficially owns 1,115,115 Common Shares; (ii) as the managing member of the general partner of Chancellor V-A, L.P., INVESCO Private Capital, Inc. beneficially owns 522,585 Common Shares; (iii) as the managing member of the general partner of Citiventure 2000, L.P., INVESCO Private Capital, Inc. beneficially owns 174,290 Common Shares and (iv) as the managing member of the managing partner of EuroMedia Venture Fund, INVESCO Private Capital, Inc. beneficially owns 1,031,239 Common Shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,843,229 Common Shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 12.2% Common Shares

12.	Type of Reporting Person: IA

13G
CUSIP No.			Page 2 of 6

1.	Name of Reporting Person: IPC Direct Associates V, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 13-4108612

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: State of Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: None

6.	Shared Voting Power:
1,811,990 Shares as follows: (i) as the general partner of Chancellor V, L.P., IPC Direct Associates V, L.L.C. beneficially owns 1,115,115 Common Shares; (ii) as the general partner of Chancellor V-A, L.P., IPC Direct Associates V, L.L.C. beneficially owns 522,585 Common Shares; (iii) as the general partner of Citiventure 2000, L.P., IPC Direct Associates V, L.L.C. beneficially owns 174,290 Common Shares.

		7.	Sole Dispositive Power: None

8.	Shared Dispositive Power:
1,811,990 Shares as follows: (i) as the general partner of Chancellor V, L.P., IPC Direct Associates V, L.L.C. beneficially owns 1,115,115 Common Shares; (ii) as the general partner of Chancellor V-A, L.P., IPC Direct Associates V, L.L.C. beneficially owns 522,585 Common Shares; (iii) as the general partner of Citiventure 2000, L.P., IPC Direct Associates V, L.L.C. beneficially owns 174,290 Common Shares.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,811,990 Common Shares.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.8% Common Shares

12.	Type of Reporting Person: PN

Item 1(a). Name of Issuer:

Callidus Software, Inc.

(b).	Address of Issuer’s Principal Executive Offices:

160 West Santa Clara Street 15th Floor San Jose, California 95113

Item 2(a). Name of Person Filing:

INVESCO Private Capital, Inc. IPC Direct Associates V, L.L.C.

(b).	Address of Principal Business Office or, if none, residence of filing person:

1166 Avenue of the Americas, New York, NY 10036

(c).	Citizenship of filing person:

State of Delaware, USA

(d).	Title of Classes of Securities:

Common Stock

(e).	CUSIP Numbers:

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)	Amount Beneficially Owned:

(b)	Percent of Class:

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:

	(ii)	Shared power to vote or to direct the vote:

	(iii)	Sole power to dispose or to direct the disposition of:

	(iv)	Shared power to dispose or to direct the disposition of:

See rows 5-11 of the cover sheets hereto which are hereby incorporated by reference.

Item 5.Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

Item 8.Identification and Classification of Members of the Group.

     Not applicable.

Item 9.Notice of Dissolution of a Group.

     Not applicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: February , 2004

INVESCO PRIVATE CAPITAL, INC.

2/12/04
(Date)

By:	Johnston L. Evans

(Signature)

Global Partner
(Name/Title)

IPC Direct Associates V, L.L.C.

2/12/04
(Date)

By:	Johnston L. Evans

(Signature)

Global Partner
(Name/Title)

Exhibit A

Agreement of Joint Filing

     In accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the Common Stock of Callidus Software, Inc., and that this Agreement be included as an Exhibit to such filing.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

     IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of February      , 2004.

Date: February , 2004

INVESCO PRIVATE CAPITAL, INC.

2/12/04
(Date)

By:	Johnston L. Evans

(Signature)

Global Partner
(Name/Title)

IPC Direct Associates V, L.L.C.

2/12/04
(Date)

By:	Johnston L. Evans

(Signature)

Global Partner
(Name/Title)